Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Skeena Resources Limited

We consent to the use of our report dated March 31, 2025 on the financial statements of Skeena Resources Limited (the “Entity”), which comprise the consolidated statements of financial position as of December 31, 2024 and December 31, 2023, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years then ended, and the related notes, which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2024.

We also consent to the incorporation by reference of such report in the Registration Statements (No. 333-285911) on Form F-10 and (No. 333-278435) on Form S-8.

/s/ KPMG LLP

Chartered Professional Accountants

March 31, 2025

Vancouver, Canada